Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolutions Passed at the Annual General Meeting for the Year 2015

Payment of the Final Dividends

And

Appointment of Director

The Board of Directors is pleased to announce that the AGM was held in Beijing at 9 a.m. on 25 May 2016 and the resolutions set out below were duly passed.

The Board of Directors also wishes to notify Shareholders of details relating to the payment of the final dividends for the year ended 31 December 2015.

Resolutions Passed at the Annual General Meeting for the Year 2015 (the “AGM”)

We refer to the notice of the AGM of PetroChina Company Limited (the “Company”) dated 6 April 2016, the circular of the Company in relation to the AGM (the “Circular”), and the supplemental notice of AGM dated 29 April 2016 (the “Supplemental Notice”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the AGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, China, at 9 a.m. on 25 May 2016 by way of physical meeting.

The meeting was convened by the Board of Directors, and was chaired by Mr Wang Yilin, Chairman of the Board of Directors. Part of the Company’s Directors and Supervisors, as well as secretary to the Board of Directors, attended the AGM. Other relevant members of the senior management were also present. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions			For		Against		Abstain
			Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the Report of the Board of the Company for the year 2015	A shares	158,046,484,529	99.999923	117,200	0.000074	4,800	0.000003
		H shares	7,097,791,760	99.302827	12,891,297	0.180358	36,940,000	0.516815
		Total:	165,144,276,289	99.969761	13,008,497	0.007875	36,944,800	0.022364
2	To consider and approve the Report of the Supervisory Committee of the Company for the year 2015	A shares	158,046,484,529	99.999923	117,200	0.000074	4,800	0.000003
		H shares	7,098,161,560	99.310374	12,352,697	0.172826	36,938,000	0.516800
		Total:	165,144,646,089	99.970088	12,469,897	0.007549	36,942,800	0.022363
3	To consider and approve the Audited Financial Statements of the Company for the year 2015	A shares	158,046,484,729	99.999923	117,000	0.000074	4,800	0.000003
		H shares	7,106,567,970	99.428223	3,929,387	0.054976	36,938,000	0.516801
		Total:	165,153,052,699	99.975187	4,046,387	0.002450	36,942,800	0.022363
4	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2015 in the amount and in the manner recommended by the Board	A shares	158,046,476,129	99.999917	90,400	0.000058	40,000	0.000025
		H shares	7,109,553,898	99.447412	2,566,859	0.035905	36,938,000	0.516683
		Total:	165,156,030,027	99.976007	2,657,259	0.001609	36,978,000	0.022384
5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2016	A shares	158,046,484,729	99.999923	77,000	0.000049	44,800	0.000028
		H shares	7,109,087,257	99.441534	2,986,800	0.041779	36,938,000	0.516687
		Total:	165,155,571,986	99.975758	3,063,800	0.001855	36,982,800	0.022387

Resolutions			For		Against		Abstain
			Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2016 and to authorise the Board to determine their remuneration	A shares	158,046,484,529	99.999923	77,000	0.000049	45,000	0.000028
		H shares	7,097,348,489	99.281046	14,458,178	0.202248	36,938,000	0.516706
		Total:	165,143,833,018	99.968814	14,535,178	0.008799	36,983,000	0.022387
7.	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue and deal with additional domestic shares and overseas listed foreign shares in the Company, not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.	A shares	158,036,943,760	99.993886	9,617,769	0.006086	45,000	0.000028
		H shares	2,141,255,989	29.964736	4,967,725,701	69.518354	36,938,000	0.516910
		Total:	160,178,199,749	96.964556	4,977,343,470	3.013056	36,983,000	0.022388

Resolutions			For		Against		Abstain
			Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
8.	To consider and approve the election of Mr Xu Wenrong as Director of the Company	A shares	158,046,471,529	99.999915	90,000	0.000057	45,000	0.000028
		H shares	6,968,319,919	97.513089	138,465,541	1.937655	39,250,000	0.549256
		Total:	165,014,791,448	99.892337	138,555,541	0.083876	39,295,000	0.023787

As the above resolutions numbered 1 to 6 and 8 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolutions numbered 7 was passed by two-thirds majority, these resolutions were duly passed as special resolutions.

As at the date of the AGM:

(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 8 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	31
Total number of voting shares of the Company held by such attending Shareholders or proxies	165,195,665,286
of which: A Shares H Shares	158,046,606,529 7,149,058,757
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company(%)	90.260509%
of which: A Shares (%) H Shares (%)	86.354367 3.906142	% %

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)	The poll results were subject to scrutiny by Mr Cheng Qu, Mr Hu Yinyu, Shareholders of A shares, Mr Yang Hua, Supervisor of the Company, Ms Gao Yimin of King and Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Payment of the Final Dividends

The Board of Directors also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2015 are as follows:

The Company will pay final dividends of RMB0.02486 per Share (inclusive of applicable tax) for the year ended 31 December 2015. The payment shall be made to Shareholders whose names appeared on the register of members of the Company at close of business on 7 June 2016 (the “Record Date”). According to the Articles of Association of the Company, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), dividends shall be paid in Renminbi to the accounts of the nominal shareholders through China Securities Depository and Clearing Corporation Limited (“CSDC”). Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:

Conversation rate for final dividends per Share		Final dividends per Share in Renminbi
(Renminbi to Hong Kong dollars)	=	Average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 25 May 2016

The average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 25 May 2016, that is the date of the AGM at which the final dividends is declared, is RMB 0.84259 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$ 0.02950.

According to the Law on Corporate Income Tax of the PRC and the relevant implementing rules which came into effect on 1 January 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on 7 June 2016.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) (  ). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 1 June 2016 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hongkong Stock Market Trading Interconnection Mechanism ( ), which became effective on 17 November 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2015, the Company’s register of members of H Shares will be closed from 2 June 2016 to 7 June 2016 (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on 1 June 2016. The address of the transfer office of Hong Kong Registrars Limited is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 14 July 2016, and will be dispatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A shares are advised to note that details of paying dividends to holders of A shares and relevant matters will be announced in due course after discussion between the Company and CSDC, Shanghai Branch.

Appointment of Director

The Board is pleased to announce that according to the poll results of the AGM, Mr Xu Wenrong was elected as the non-executive Director of the Company, effective immediately. Please refer to the Supplemental Notice for resumes of Mr Xu Wenrong.

By order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

Beijing, China

25 May 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.